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Media Release

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Roche



Basel, 18 September 2003

Roche and Memory Expand Strategic Alliance in CNS

Roche and Memory Pharmaceuticals Corporation today announced an expansion of their strategic alliance to develop drug candidates targeting a novel mechanism of action to treat Alzheimer's disease (AD) and schizophrenia. These drug candidates may also be developed for additional central nervous system (CNS) indications. This agreement is focused on a new target, builds on the first Roche-Memory alliance signed in 2002, and further strengthens Roche's CNS portfolio for the future.

"Roche is committed to finding novel, more effective medicines to treat and manage diseases such as Alzheimer's, where few treatment options are available," stated William M. Burns, Head of Roche's Pharmaceuticals Division. "Expanding our partnership with such a promising CNS discovery organization as Memory Pharmaceuticals, could lead to new and more effective therapies for psychiatric and neurological disorders. This is an excellent example of the direction Roche is taking in its innovation strategy and in creating value with its alliance partners."

Under the terms of the agreement, Roche will purchase a minority equity stake in Memory, at an undisclosed premium over the last financing round, and will provide up-front and milestone payments as well as support for ongoing research and development. Memory will be responsible for advancing drug candidates through early stage clinical development. Roche may then opt to license worldwide rights for the further development and commercialization of products resulting from this collaboration. Roche will pay Memory royalties on product sales and has granted Memory an option to co-promote products in the U.S. Assuming all potential milestones through product launch are achieved, Memory could receive up to $150 million (U.S.) in payments plus royalties.

dlw 9/23

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Fax 061 - 688 27 75
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"We are pleased to have the opportunity to expand a very successful partnership, which has already resulted in one product entering clinical development within 12 months of our first transaction," said Tony Scullion, CEO of Memory Pharmaceuticals. "Expanding this alliance to a second target enables us to leverage our strong CNS discovery base while maintaining our culture as an independent entrepreneurial company, pursuing multiple corporate partnerships. The fact that we will be responsible for development through Phase 2a confirms the confidence that Roche has in our capabilities. Our decision to further partner with Roche reflects their strong R&D and alliance management competencies," Scullion added.

About Alzheimer's Disease and Schizophrenia

AD is a debilitating disease that affects not only an individual, but entire families. It remains an area for which few treatments are available. AD is a degenerative disease of unknown origin. The disease typically strikes between the ages of 50 and 60 and is characterized by the gradual death and disappearance of nerve cells in the cerebral cortex. Early clinical signs include marked forgetfulness and episodes of mental confusion. In advanced stages, memory is almost completely obliterated and the disabling effects of the disease are so severe that patients require institutional care.

Schizophrenia is a chronic and severe brain disorder affecting approximately one percent of the world's population. It is more acutely described as a psychosis, a type of illness that causes severe mental disturbances, which disrupts normal thoughts, speech, and behavior. Treatment is aimed at reducing symptoms and preventing psychotic relapses and is believed to be most effective when begun early in the course of the illness.

CNS Research at Roche

AD is a major focus of CNS research at Roche, where different approaches are being taken to discover new classes of medicines. Considerable advances have been made in understanding the causes of AD, primarily as the result of studies on the function of genes, which are linked with various hereditary forms of the disease. In this regard, scientists at Roche have played a leading role.

The worldwide population with CNS disorders is steadily rising.This is being driven by an aging population, improving diagnostic techniques, increasing physician awareness and a gradual shift away from the social stigma traditionally attached to many psychiatric conditions such as schizophrenia. AD is estimated to cost the U.S. economy $100 billion annually and affects up to four million patients in the U.S. alone.

Roche Business Development and Alliance Strategy

Roche is a distinctive alliance partner with expertise in identifying cutting-edge innovation that can lead to new and improved medicines. Over the past 18 months alone, Roche has formed 38 new partnerships, which span a wide range of therapeutic areas and technologies, making it an industry leader. Through its alliance strategy, Roche creates value with its partners by transforming those business transactions into productive relationships. A key element of this strategy is to enable its partners to achieve their vision while maintaining their cultural identity and entrepreneurial spirit.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Memory Pharmaceuticals

Memory Pharmaceuticals is a neuropharmaceutical company developing drugs for the treatment of cognitive disorders in neurological and psychiatric diseases and aging. Based on intellectual property developed by Nobel Laureate, Eric Kandel, M.D., the Company applies its COGNOSTICS™ technology to target validation, chemical hit and lead identification, lead optimization and nomination of clinical development candidates. Memory Pharmaceuticals has developed a diverse pipeline of novel drug candidates for different disease indications at various stages of research and development, based on in-house discovery efforts. For more information, access the website at www.memorypharma.com.




SEP 2 2 2003

Investor Update

September 18, 2003 11:00 AM

Significant response seen with boosted Saquinavir at almost one year in protease inhibitor-experienced HIV patients
Data also examines variables affecting response rate in treatment-experienced patients

New data presented today indicate that more than two-thirds of treatment-experienced HIV patients who received boosted saquinavir (saquinavir 1000 mg with ritonavir 100 mg twice-daily) and completed the 48-week treatment period (n=85) experienced a significant viral response. Viral reductions of greater than 90 percent (1.0 log10) occurred in 68.3 percent of patients; 60 percent also achieved undetectable levels of HIV (less than 50 copies/mL) and the median CD4 gain was 81 cells/mL. Studies have shown that a 68 percent (or 0.5 log10) reduction in HIV levels is associated with clinical benefit to patients. These data were presented today (abstract H-1999) at the 43rd Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC), being held in Chicago, Sept. 14-17.

Co-administering saquinavir with a low dose of ritonavir ("boosting"), designed to increase levels of saquinavir in the blood, is an approved treatment strategy in the European Union. An sNDA for the investigational twice-daily boosted saquinavir dosing regimen (1000 mg saquinavir with 100 mg ritonavir) is currently being reviewed by the U.S. Food and Drug Administration. Roche is also developing a 500 mg tablet formulation of saquinavir.

More on study design and results
The study was designed to determine the impact of certain baseline variables on a patient's response at different timepoints, including levels of saquinavir in the blood, protease inhibitor resistance mutations (as measured by genotypic resistance testing), and the genotypic inhibitory quotient (GIQ). GIQ is a ratio of the minimum concentration of saquinavir needed to suppress the virus (Cmin) to the number of protease inhibitor mutations, as measured by genotypic resistance testing. GIQ was found to be strongly correlated with a patient's response to therapy at weeks 12, 24 and 48 ($p=0.004$).

"These data further establish the safety and efficacy profile of twice-daily boosted saquinavir, and also shed light on how drug levels, genotypic resistance testing and genotypic inhibitory quotient can predict patient response to treatment," said Dr. Corklin Steinhart, Director, Florida/Carribean AIDS Education Training Center, Miami. "These results suggest that both saquinavir levels and resistance mutations influence the long-term efficacy of therapy in complementary ways."

The 139 treatment-experienced patients in this single-arm study of boosted saquinavir were recruited in several centers in Spain. At baseline, the median prior treatment with prior protease inhibitors was significant, at 28 months, while the mean viral load 4.3 log10. Patients were considered to have responded when there was a viral load drop of greater than 1.0 log10 and/ or achieved undetectable levels of HIV (less than 50 copies/mL). Fourteen patients withdrew due to adverse events (12 for gastrointestinal symptoms, two for liver toxicity and one for lipodystrophy). There was one death not considered related to study drug.

More about Fortovase

The most frequently reported adverse events at least possibly related to treatment with Fortovase and of at least moderate intensity - observed in trials evaluating the approved 1200 mg three-times-daily dosing regimen - include nausea (17.8 percent), diarrhea (15.6 percent), abdominal discomfort (13.3 percent) and dyspepsia (8.9 percent). Fortovase should not be co-administered with astemizole, terfenadine, ergot derivatives, cisapride, midazolam or triazolam, due to the potential for serious and/or life-threatening events. Concomitant use with lovastatin or simvastatin is also not recommended; caution should be exercised with other HMG-CoA reductase inhibitors metabolized by the CYP3A4 pathway. Exacerbation of chronic liver dysfunction has been reported in patients treated with Fortovase. Patients should be informed that redistribution or accumulation of body fat may occur in patients receiving protease inhibitors and that the cause and long-term health effects of these conditions are not known at this time. There have also been reports of hyperglycemia, new onset or exacerbation of diabetes and of spontaneous bleeding in patients with hemophilia. Please refer to the complete product information for detailed safety information for Fortovase.

More about Invirase

Invirase delivers the same active ingredient as Fortovase, and the safety and drug interaction information provided above for Fortovase also applies to Invirase. The Invirase product labeling warns that Fortovase and Invirase are not bioequivalent and cannot be used interchangeably. When using saquinavir as part of an antiviral regimen in the absence of ritonavir, Fortovase is the recommended formulation. Invirase may be considered if it is to be combined with antiretrovirals, such as ritonavir, that significantly inhibit saquinavir's metabolism.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Dr. Mathias Dick
Phone: +41 (61) 688 80 27
e-mail: mathias.dick@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

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ROCHE HOLDING 82-3315

Media release



Basel, 13 September 2003

First *Roche Commission* goes to composer Sir Harrison Birtwistle

Roche marks start of new cultural initiative with presentation ceremony in Buonas

Roche today officially launched its novel cultural sponsorship project ***Roche Commissions*** with a ceremony at Roche Forum Buonas, Lake Zug, Switzerland. Roche Chairman and CEO Franz B. Humer presented the first ***Roche Commission*** for a new musical work to the renowned British composer Sir Harrison Birtwistle. The work will be performed for the first time on 20 August 2004 at the Lucerne Culture and Congress Centre during the Lucerne Summer Festival. The US premiere at New York's Carnegie Hall is planned for 2 February 2005.

Speaking at the ceremony, Mr Humer said, 'I am delighted that we have been able to gain the support of one the most original and successful composers of our time for the launch of this project. ***Roche Commissions*** underscores our Company's long-standing support for contemporary artists and cultural projects. There are close natural links between innovation in the arts and innovation in a research-oriented company like Roche. In both settings innovation is about having the courage to strike out in new directions and about pursuing unconventional solutions, quality and excellence'.

In August this year Roche, the Lucerne Festival and Carnegie Hall, in partnership with The Cleveland Orchestra, announced that they had agreed to cooperate on a novel cultural sponsorship project to be known as ***Roche Commissions***. Each year, Roche will commission a work by an outstanding contemporary composer. The composers will be selected by Roche based on recommendations by the artistic directors of the Lucerne Festival, Carnegie Hall and The Cleveland Orchestra. Each commissioned work will have its world premiere at the Lucerne

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
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Summer Festival and will be performed for the first time in the United States at Carnegie Hall during the concert season starting later that year. Both concerts will be performed by The Cleveland Orchestra, conducted by Franz Welser-Möst.

For Roche the project continues a long tradition of support for the arts. It will be the first time that internationally renowned composers of contemporary music and leading cultural institutions on two continents collaborate in a joint project.

Harrison Birtwistle, the first *Roche Commissions* composer, was born in England in 1934 and is one of the world's greatest and most original composers. After spells as a Visiting Professor at universities in the United States, he was appointed Music Director of the National Theatre and, later, Director of Composition at the Royal Academy of Music in London. In 1988 he was knighted by Queen Elizabeth. His most outstanding works include the operas *Punch and Judy* and *The Last Supper*, the orchestral work *Earth Dances* and the song cycle *Pulse Shadows*, based on poems by Paul Celan.

Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation medicine. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in over 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai. In addition to its active involvement in humanitarian projects, Roche has a long history of supporting the arts, particularly modern classical music and the modern visual arts. In 1996, for example, to mark its centenary, Roche funded the construction of Basel's Jean Tinguely Museum, designed by Mario Botta. The company provides full operational funding for the museum.

The Lucerne Festival

The Lucerne Festival began with a memorable *Concert de Gala* conducted by Arturo Toscanini in 1938 in front of Villa Tribschen, once the residence of Richard Wagner. Since then it has become one of the major international music festivals, hosting performances by outstanding orchestras, conductors and soloists from around the world. Today, the Lucerne Festival sees itself not only as an organiser of world-class concerts in the traditional sense but also as a venue for presenting

contemporary works of music to a wider audience and for cultural events indirectly related to music. There are three Lucerne Music Festivals each year: an Easter festival (begun in 1988), a summer festival (begun in 1938) and a piano festival (begun in 1998).

Carnegie Hall

Carnegie Hall, hailed as 'the concert hall of the century' by Musical America, features the world's greatest soloists, ensembles and orchestras in its renowned Isaac Stern Auditorium, the new Zankel Hall and the intimate Weill Recital Hall. The legendary venue presents over 160 events each year and produces such acclaimed concert series as Perspectives, Making Music, Distinctive Debuts and Carnegie Talks. Carnegie Hall continues to break new ground as it emerges as a national leader in arts education by offering innovative education programmes that reach a wide variety of audiences – from preschoolers to adults, music lovers to emerging professionals – and serve those from New York City and throughout the United States. The opening in September 2003 of a third venue at Carnegie Hall, the new, intermediate-sized Judy and Arthur Zankel Hall, will allow the Hall to expand its programming – Zankel Hall's first season will include over 80 classical, jazz, pop and world music concerts – and will pave the way for new opportunities as Carnegie Hall continues to be an international cultural centre representing the very best in musical performance, appreciation and education.

Cleveland Orchestra

Long considered one of America's great orchestras, The Cleveland Orchestra, founded in 1918, stands today among the world's most-revered symphonic ensembles. In concerts at home in Severance Hall and at Blossom Music Center, on tour, in radio and television broadcasts, and in its critically-admired discography, The Cleveland Orchestra continues to set standards of performance excellence and imaginative programming that serve as models for audiences and performers alike. Franz Welser-Möst began his tenure as the Orchestra's seventh Music Director in September 2002, succeeding Nikolai Sokoloff, Artur Rodzinski, Erich Leinsdorf, George Szell, Lorin Maazel and Christoph von Dohnányi. Mr Welser-Möst's first season as Music Director has included world-premiere performances of Cleveland Orchestra-commissioned works, a domestic tour of the Midwest, and one of the East Coast that included a Carnegie Hall residency. In October 2003, the Orchestra will begin biennial residencies at the Musikverein in Vienna. The first of regular European summer festival tours will begin in August 2004, including concerts at the Lucerne Festival, the Edinburgh Festival and the Proms in London. The Cleveland Orchestra has begun a new era under Franz Welser-Möst's guidance, while maintaining a steadfast commitment to its long-held traditions of artistic excellence, educational outreach and community service.

Additional Information

- Roche & the Arts: www.roche.com/home/company/com_soc_com_intro/com_soc_com_arts.htm
- The Lucerne Festival: www.lucernefestival.ch/en/lmfc_main_frame_e.asp
- The Cleveland Orchestra: www.clevelandorch.com
- Carnegie Hall: www.carnegiehall.org

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Roche



Roche: Investor Update

September 15, 2003 2:13 PM

New data show FUZEON-based regimens continue to provide significant durable response in treatment-experienced HIV patients through 48 weeks
Reibursement progress and increased supply diminish early concerns about limited access to Fuzeon

Eighty percent of patients receiving a FUZEON (enfuvirtide)-based anti-HIV drug regimen who achieved undetectable levels of the virus at 24 weeks maintained this response at 48 weeks, according to new data presented today at the 43rd Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC). Researchers also reported that 37 percent of heavily treatment-experienced patients treated with a FUZEON-based combination maintained at least a 90 percent (or 1.0 log10) reduction in blood levels of HIV at 48 weeks, vs. 17 percent of patients on a regimen without FUZEON. Previous clinical studies in HIV have shown that a 68 percent (or 0.5 log10) reduction in HIV levels may be associated with clinical benefit to patients. Co-developed by Roche and Trimeris (Nasdaq: TRMS), FUZEON was granted accelerated approval by the U.S. Food and Drug Administration (FDA) in March and is the first and only approved fusion inhibitor for the treatment of HIV.

"These results are encouraging because they demonstrate the utility of FUZEON-based regimens at nearly one year, regardless of the treatment goal for each individual patient," said Daniel R. Kuritzkes, M.D., Director of AIDS Research at Brigham and Women's Hospital and Associate Professor of Medicine at Harvard Medical School. "Adding FUZEON to a regimen of tailored anti-HIV drugs doubles the likelihood that treatment-experienced patients will achieve undetectable HIV levels at 48 weeks. For patients with more advanced disease, FUZEON-based combinations may still provide meaningful reductions in HIV levels and improvements in immune system status over the longer-term."

More about Fuzeon 48-week safety and efficacy data
Additional 48-week results from the Phase III trials of FUZEON found that among patients who achieved undetectable levels HIV at 24 weeks, a higher percentage of patients in the FUZEON arm maintained this response at 48 weeks compared to patients on a regimen without FUZEON (80 percent vs. 70 percent). At 48 weeks, more than twice the percentage of patients in the FUZEON arm had undetectable levels of HIV (less than 400 copies/mL) compared to patients on a regimen without FUZEON (30 percent vs. 12 percent).

Study results show that, on average, patients receiving a FUZEON-based regimen experienced an increase of twice as many immune (CD4) cells as those achieved by patients on a regimen without FUZEON (increase of 91 cells/mm3 in the FUZEON arm vs. 45 cells/mm3 in the control arm at 48 weeks, and increase of 71 cells/mm3 in the FUZEON arm vs. compared to 35 cells/mm3 in the control arm at 24 weeks). In addition, the time to virologic failure was approximately three times longer on the FUZEON arm compared to patients on regimens without FUZEON (32 weeks vs. 11 weeks). All of these results were highly statistically significant (p 0.0001).

The superiority of virologic response achieved with FUZEON-based regimens was observed regardless of the number of active agents in the background regimen. Among patients whose virus was sensitive to one drug in the background regimen, more patients in the FUZEON arm achieved undetectable levels of HIV compared to patients on regimens without FUZEON (29 percent vs. 7 percent). Among patients whose virus was sensitive to two active agents in their background regimen, more patients achieved undetectable levels of HIV in the FUZEON arm at 48 weeks compared to patients on regimens without FUZEON (39 percent vs. 15 percent). These results were statistically significant ($p<0.05$).

A detailed 48-week safety analysis was also presented. Ninety-eight percent of patients experienced a localized reaction at the site of injection, such as pain/discomfort, redness, hardness, bumps, itching or bruising. Less than five percent of patients discontinued treatment due to injection site reactions. Of note, aside from injection site reactions, the incidence of the three most common adverse events, measured as number of events per 100 years of patient experience was less frequent in the FUZEON arm compared to control arm. Adverse events included diarrhea (37 per 100 patient-years in the FUZEON arm vs. 73 in the control arm), nausea (26 vs. 51 respectively) and fatigue (25 vs. 38 respectively). (See "Facts About FUZEON" section for additional safety information.)

"Safety is a crucial consideration for physicians and patients who are selecting a new anti-HIV drug regimen," said Joseph Eron, M.D., Associate Professor of Medicine, University of North Carolina at Chapel Hill. "In these studies, FUZEON did not exacerbate most of the adverse events commonly associated with other anti-HIV therapies. In fact, patients who received FUZEON as part of an anti-HIV drug regimen experienced less diarrhea, nausea and fatigue. These results are very encouraging for physicians and patients who are considering initiating use of FUZEON."

Reimbursement and supply progress increase access to Fuzeon in the U.S.
During the first six months post-approval, Roche and Trimeris have worked closely with both public programs and private insurers to secure reimbursement for patients who need FUZEON. FUZEON is now on the formularies of all state Medicaid programs, the Veterans' Administration, and 28 AIDS Drug Assistance Programs (ADAPs), which represent 75 percent of patients who receive their HIV drugs from an ADAP. ADAP programs currently covering FUZEON include:

- Alaska
- Arizona
- Arkansas
- California
- Connecticut
- Delaware
- Florida
- Illinois
- Iowa
- Kansas
- Maine
- Massachusetts
- Michigan
- Minnesota
- Mississippi
- Missouri
- New Jersey
- New York
- North Carolina
- Oregon
- Pennsylvania
- Puerto Rico
- Rhode Island
- South Carolina
- Tennessee
- Utah
- Virginia
- Wisconsin

"In spite of severe fiscal challenges facing California's ADAP, we felt it was critical to provide access to FUZEON to our ADAP clients, especially to those who have become resistant to existing HIV medications. We appreciate the willingness of Roche to work with the ADAP Crisis Task Force to make FUZEON more widely available," said Michael H. Montgomery, Chief, Office of AIDS, California Department of Health Services.

"The majority of private and public insurers in the United States have now added FUZEON to their formularies, significantly reducing the time required to process prescriptions," said Gary Zieziula, Vice President, Commercial Operations, Roche. "Broader reimbursement, combined with greater than anticipated supply, means expanded access to FUZEON."

Roche and Trimeris also offer a Reimbursement Assistance Program to support patients and physicians in the reimbursement process, and a Patient Assistance Program which provides FUZEON free of charge to patients who are uninsured, are U.S. residents and meet specific requirements.

Roche and Trimeris have continued to invest in improving FUZEON manufacturing, contributing to increased drug supply. A manufacturing process modification which has been filed in the U.S. and EU is now leading to improved outputs of FUZEON active pharmaceutical ingredient (API). In addition, installation of a second chromatography column was achieved ahead of schedule. The column is currently undergoing validation and will have the potential to further increase the capacity at Roche's facility in Colorado. Finally, plans are now in place for significant further expansion of the Boulder facility that will increase the current planned capacity of 3.7 metric tons per year to around six metric tons per year in 2005.

T-1249 Update

A final analysis of data from the Phase I/II study of the second-generation fusion inhibitor, T-1249 was presented yesterday in an oral presentation by Dr. Jacob Lalezari of Quest Clinical Research in San Francisco. This 10 day study included 53 patients who were participating in Phase II or Phase III studies of FUZEON and who exhibited HIV RNA levels between 5000 and 500,000 copies/mL at two consecutive clinic visits while on treatment with FUZEON. Patients in the study discontinued FUZEON and added T-1249 to an unchanged individualized anti-HIV drug regimen. At day 11, 73 percent of patients demonstrated a greater than 1.0 log10 reduction in HIV RNA. Safety evaluations revealed no serious adverse events relating to T-1249. The most frequent adverse events were joint pain (4%), diarrhea (4%), fatigue (4%), muscle pain (4%) and fever (4%).

"Roche and Trimeris are applying our experience from the development of FUZEON to our continuing search for new treatment options," said Dr. Dani Bolognesi, Chief Executive Officer, Trimeris. "The results from this study of T-1249 demonstrate that fusion inhibitors constitute an expanding class of anti-HIV drugs with the potential to be used sequentially."

The next step in the development of T-1249 will be Phase II studies, which are projected to begin in 2004. The initiation of these trials is dependent upon a combination of factors including scale-up of manufacturing, completion of formulation work to support chronic dosing, finalization of clinical protocols, and regulatory discussions. For more information on FUZEON, patients and physicians can visit www.FUZEON.com or call 1-877-4FUZEON.

Facts about Fuzeon

FUZEON, co-developed by Roche and Trimeris (Nasdaq: TRMS), was granted accelerated approval on the basis of 24-week data by the U.S. Food and Drug Administration in March, and is also approved in the European Union, Switzerland and Canada. FUZEON leads the first class of anti-HIV drugs to be introduced in seven years. Unlike other HIV drugs that work after HIV has entered the human immune cell, FUZEON works outside the CD4 cell, blocking HIV from entering the cell. For this reason, FUZEON is effective in treatment-experienced patients who have developed resistance to other anti-HIV drugs, though patients may still develop resistance to FUZEON.

TORO study design
TORO 1 [T-20 (FUZEON) vs. Optimized Regimen Only] and TORO 2 are randomized, open-label trials that enrolled approximately 1,000 HIV-1 infected patients at 112 centers internationally. Patients were treatment-experienced and/or had documented resistance to each of the other three classes of anti-HIV drugs. At entry, resistance testing and patient treatment history were used together to aid in the selection of an individualized regimen of three to five anti-HIV drugs for each patient. After selection of the regimen, patients were randomized 2:1 to receive either the regimen in combination with FUZEON (FUZEON arm) or the individualized regimen alone (control arm). At baseline, patients had a median HIV RNA level of more than 5.0 log10 copies/mL, a median CD4 cell count of less than 100 cells/mm3, and had been treated with anti-HIV drugs for an average of seven years.

Fuzeon indication and safety
FUZEON in combination with other antiretroviral agents is indicated for the treatment of HIV-1 infection in treatment-experienced patients with evidence of HIV-1 replication despite ongoing antiretroviral therapy. This indication is based on analyses of plasma HIV-1 RNA levels and CD4 cell counts in controlled studies of FUZEON of 24 weeks' duration. Subjects enrolled were treatment-experienced adults; many had advanced disease. There are no studies of FUZEON in antiretroviral naive patients. There are no results from controlled trials evaluating the effect of FUZEON on clinical progression of HIV-1.

FUZEON is administered as a twice-daily subcutaneous injection. Injection site reactions are the most common adverse events associated with FUZEON. Injection site reactions occurred in 98% of patients studied and 3% discontinued FUZEON due to injection site reactions. Signs/symptoms may include pain and discomfort, induration, erythema, nodules and cysts, pruritus, and ecchymosis. Nine percent of patients had local reactions that required analgesics or limited usual activities.

There was less than five percent difference in the most common adverse events seen between FUZEON plus an individualized regimen of antiretroviral drugs and an individualized regimen alone at 24 weeks. The events most frequently reported in subjects receiving FUZEON plus an individualized regimen were diarrhea (26.8%), nausea (20.1%), and fatigue (16.1%). All these events were seen at a lower incidence than in subjects that received background regimen alone: diarrhea (33.5%), nausea (23.7%), and fatigue (17.4%). The most common adverse events seen more frequently in patients receiving FUZEON plus an individualized regimen than in patients who received treatment without FUZEON include headache (11.8%), peripheral neuropathy (8.9%), dizziness (6.6%), insomnia (11.3%), depression (8.6%), decreased appetite (6.3%), asthenia (5.7%), myalgia (5.0%), constipation (3.9%) and pancreatitis (2.4%). The majority of adverse events were of mild or moderate intensity.

Hypersensitivity reactions have been associated with FUZEON therapy (less than or equal to 1 percent) and have recurred on rechallenge. Symptoms of an allergic reaction may include rash, fever, nausea and vomiting, chills, rigors, hypotension, and elevated serum transaminases.

An increased rate of bacterial pneumonia was observed in patients treated with FUZEON in the Phase III clinical trials compared to the control arm. It is unclear if the increased incidence of pneumonia is related to FUZEON use.

Patients taking FUZEON may acquire opportunistic infections or other conditions that are associated with HIV infection. The list of side effects is not complete at this time because FUZEON is still being studied.

FUZEON does not cure HIV infection or AIDS. FUZEON does not reduce the risk of transmission of HIV to others through sexual contact or blood contamination. Patients should continue to practice safer sex by using latex or polyurethane condoms or other barrier methods. Never use or share dirty needles.

Roche in HIV
Roche is at the forefront of efforts to combat HIV infection and AIDS, committed for 15 years to groundbreaking research and development of new drugs and diagnostic technology. The objective is to provide tailored treatment solutions and an improved standard of care worldwide for those people living with HIV.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Trimeris, Inc.
Trimeris, Inc. (Nasdaq: TRMS) is a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapeutic agents for the treatment of viral disease. The core technology platform of fusion inhibition is based on blocking viral entry into host cells. FUZEON, recently approved in the U.S. and European Union, is the first in a class of anti-HIV drugs called fusion inhibitors. Trimeris' second fusion inhibitor product candidate, T-1249, has received fast track status from the FDA and is in Phase I/II clinical testing. Trimeris is developing FUZEON and T-1249 in collaboration with F. Hoffmann-La Roche Ltd. For more information about Trimeris, please visit the company's website at www.trimeris.com.

Trimeris safe harbor statement
This document and any attachments may contain forward-looking information about the Company's financial results and business prospects that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as "expect," "project," "anticipate", "intend," "plan," "believe" and other words and terms of similar meaning. Among the factors that could cause actual results to differ materially are the following: there is uncertainty regarding the success of research and development activities, regulatory authorizations and product commercializations; the results of our previous clinical trials are not necessarily indicative of future clinical trials; and, our drug candidates are based upon novel technology, are difficult and expensive to manufacture and may cause unexpected side effects. For a detailed description of these factors, see Trimeris' Form 10-K filed with the Securities and Exchange Commission on March 27, 2003 and its periodic reports filed with the SEC.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Dr. Mathias Dick
Phone: +41 (61) 688 80 27
e-mail: mathias.dick@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

Roche

Roche: Investor Update

September 15, 2003 9:17 AM

U.S. FDA approves new indication for Valcyte
Valcyte approved for the prevention of CMV in high-risk kidney, kidney-pancreas and heart transplant patiens

The U.S. Food and Drug Administration (FDA) has approved Valcyte (valganciclovir HCl tablets) for the prevention of cytomegalovirus (CMV) disease in high-risk kidney, kidney-pancreas and heart transplant patients, adding another indication to Valcyte's original approval in March 2001 for the treatment of CMV retinitis in AIDS patients. Valcyte is not indicated for use in liver transplant patients.

Valcyte is the oral pro-drug of Roche's Cytovene (ganciclovir), which has been the most widely prescribed anti-CMV medication in the world. Valcyte delivers the same active drug ingredient as Cytovene oral with up to 10 times greater bioavailability than Cytovene. Valcyte also offers the benefit of once-daily dosing, giving immunocompromised patients who often take multiple medications enhanced convenience in treatment.

"CMV disease is one of the most serious infections that can occur after a transplant because it can lead to loss of the transplanted organ and even death," said Richard B. Freeman, Jr., M.D., from the Division of Transplant Surgery at the New England Medical Center, Tufts University School of Medicine. "Valcyte offers higher levels of ganciclovir with once daily dosing, which simplifies the CMV prevention regimen for high-risk kidney, kidney-pancreas and heart transplant patients."

It is estimated that between 50-80 percent of people worldwide have CMV in a latent form. When the immune system is suppressed - as with transplant patients who are taking immunosuppressive drugs - the virus can activate, replicate, and lead to disease. CMV can result in opportunistic infections such as pneumonia, hepatitis and a variety of GI conditions. It has been associated with acute and chronic rejection of transplanted organs, as well as atherosclerosis in heart transplant recipients. Studies have also shown that CMV has been correlated with an increased risk of mortality post-transplant.

Study details
The 6-month, double-blind, double-dummy, active comparator trial of Valcyte versus Cytovene (oral ganciclovir) involved 364 heart, liver, kidney and kidney-pancreas patients at high-risk for CMV disease (donors were seropositive for CMV; recipients did not have antibodies to CMV). The goal of the study was to compare the efficacy and safety of Valcyte to Cytovene in preventing CMV disease; the study was designed and powered to compare efficacy and safety, and was intended to demonstrate comparability (not superiority) of Valcyte to Cytovene.

The study showed that the proportion of patients who developed CMV disease (CMV syndrome or tissue invasive disease) during the first 6 months post transplant was 12.1% in patients treated with Valcyte compared to 15.2% in Cytovene-treated patients. However, in liver transplant patients the incidence of tissue-invasive CMV disease was significantly higher in the Valcyte group compared to the Cytovene group. The CMV viral load was significantly lower in the Valcyte group while on therapy, but the measurable viral load was comparable in both treatment groups (49% on Valcyte vs. 50% on Cytovene) by 6 months. A greater incidence of neutropenia was observed in Valcyte-treated patients and a greater incidence of anemia in Cytovene-treated patients; however, these differences were not statistically significant.

Adult patients were grouped by organ type and then randomized in a 2 to 1 ratio to Valcyte 900 mg once a day or Cytovene 1000 mg three times a day. Therapy started within ten days post transplant and continued through day 100 with regular follow-up to twelve months.

About Valcyte
Valcyte is the pro-drug of Cytovene, which has been the most widely prescribed anti-CMV medication worldwide. A pro-drug is an inactive form of a drug that is converted into its active form in the body by normal metabolic processes. Valcyte delivers the same active drug ingredient as Cytovene oral with up to 10 times greater bioavailability.

The clinical toxicity of Valcyte, which is metabolized to ganciclovir, includes granulocytopenia, anemia and thrombocytopenia. In animal studies, ganciclovir was carcinogenic, teratogenic and cause aspermatogenesis. Valcyte should not be admninistered if the absolute neutrophil count is less than 500 cells/µL, the platelet count is less than 25,000/µL or the hemoglobin is less than 8 g/dL. Didanosine blood levels can be significantly increased when didanosine is taken with Valcyte. Cytopenias may be exacerbated by zidovudine. Other side effects occurring with a frequency of greater than or equal to 5% include diarrhea, tremors, nausea, headache, insomnia, hypertension, vomiting, leukopenia and pyrexia.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Dr. Mathias Dick
Phone: +41 (61) 688 80 27
e-mail: mathias.dick@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release


Roche

Basel, 16 September 2003


RECD S.E.C.
SEP 2 2 2003
1086

Roche and ParAllele BioScience collaborate to study genetic basis of diabetes

ParAllele's SNP discovery platform enables Roche to conduct large-scale study to identify genetic variations associated with type 2 diabetes, which could lead to new drugs and diagnostics

Roche and ParAllele BioScience today announced a research collaboration to discover genes and genetic variations, which contribute to type 2 diabetes, with a focus on identifying potential new medicines and diagnostics to treat and manage the disease.

Under the terms of the agreement, Roche will provide clinical samples for testing as well as funding to support the study. ParAllele will use its proprietary single nucleotide polymorphism (SNP) discovery and SNP genotyping platforms to discover the common and rare genetic variations present in patient samples from Roche collaborations and clinical trials, and determine which of these variations are most often associated with type 2 diabetes. Roche will further evaluate associations found during the study in a variety of larger patient populations. This is the first commercial study that combines ParAllele's SNP discovery platforms with high-throughput genotyping. Additional terms of the agreement were not disclosed.

"ParAllele's expertise and SNP technologies have the potential to greatly aid our analysis of both the common and rare mutations that contribute to complex diseases," said Lee E. Babiss, Ph.D., Vice President of Preclinical Research and Development at Roche. "Understanding how, as well as which mutations, are involved in diabetes, particularly in protein encoding gene region SNPs, coupled with our expertise in genomics, should enable us to identify patients in the study who are more susceptible to developing diabetes as well as the best drug candidates and diagnostics to pursue for development."

"We are excited about the opportunity to collaborate with Roche to discover the genetic factors contributing to type 2 diabetes. Studies such as this represent a new and more comprehensive approach to human genetics research," said Nick Naclerio, Ph.D., President of ParAllele. "In the near future, we will be able to provide the unique ability to scan every gene in every sample to detect the complete set of genetic variations that may be contributing to a disease."

Type 2 diabetes is the most common form of diabetes, affecting more than 135 million people worldwide and 15 million Americans. The disease impairs the body's ability to process sugars and fats, and over time this may cause damage to the eyes, kidneys, nerves or heart. The causes of diabetes are still a mystery, but researchers have discovered that being overweight can trigger the onset of diabetes because excess fat prevents insulin from working properly.

Identifying Rare and Common SNPs Associated with Disease

Millions of minor variations in the human genome, called single nucleotide polymorphisms, are responsible for much of the diversity in the human race, including differences in disease susceptibility and drug response. To date, public and private sequencing efforts have only discovered a fraction of the most common variations found among healthy individuals due to the sheer volume of genetic information, the prohibitive costs associated with such large-scale research and the accuracy of commonly available technologies. To overcome these challenges, ParAllele has developed a suite of single tube assays for SNP discovery, genotyping and variation scanning, each capable of screening thousands of targets in one reaction. The company's "lab in a tube"™ approach provides a highly accurate, highly multiplexed solution for comprehensive analysis of the common and rare genetic variations relevant to a given disease.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About ParAllele Bioscience

ParAllele BioScience is developing and commercializing new products and technologies that will accelerate healthcare breakthroughs. By harnessing biochemical processes, ParAllele is creating highly

multiplexed, compact, scalable solutions for genetics research. The company's current offerings include solutions for SNP discovery, genotyping, and variation scanning. ParAllele's customers and partners include leading pharmaceutical companies, academic research centers, life science instrumentation companies and the National Institutes of Health (NIH). The company was founded by a team of researchers from the Stanford Genome Technology Center and Uppsala University in 2001 and is presently headquartered in South San Francisco, California. Investors in the privately held company include Abingworth Management, Index Ventures, and Versant Ventures. For more information about ParAllele, please visit the company's website at: www.p-gene.com.